SSGA Funds Management, Inc.

One Lincoln Street

Boston, MA 02111

November 24, 2015

Christopher A. Madden, Secretary

SPDR® Series Trust

One Lincoln Street

Boston, MA 02111

Dear Mr. Madden:

This letter serves to inform SPDR Series Trust (the “Trust”) that SSGA Funds Management, Inc. (“SSGA FM”) has contractually agreed to waive a portion of its management fee for SPDR S&P 500 Fossil Fuel Free ETF (the “Fund”) and/or reimburse expenses to the extent necessary to limit the Fund’s total annual operating expenses from 0.25% to 0.20% (before application of any fees and expenses not paid by the Adviser under the Investment Advisory Agreement, except for acquired fund fees and expenses from holdings in acquired funds for non-cash management purposes, if any). This waiver will remain in effect until October 31, 2017 and shall automatically renew for successive annual periods, unless SSGA FM provides notice to the Fund of its intent not to renew at least ten (10) business days prior to the start of the next annual period. The terms of the waiver are subject to the terms and conditions of the Investment Advisory Agreement, dated September 1, 2003, between the Trust and SSGA FM (“Advisory Agreement”). This waiver and/or reimbursement may not be terminated during the relevant period except with the approval of the Trust’s Board of Trustees.

SSGA Funds Management, Inc.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

SPDR Series Trust

By:	/s/ Christopher A. Madden
Name:	Christopher A. Madden
Title:	Secretary